Exhibit 12.1

STATEMENT RE: COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES

LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP

(Amounts in thousands except ratio amounts)

Six months ended June 30, 2011
Earnings before fixed charges:
Income before allocation of noncontrolling interest and income from investments in unconsolidated subsidiaries	$77,475
Add: Interest expense	63,111
Depreciation expense on cap’d interest	814
Amortization of deferred financing costs	2,719

Earnings before fixed charges	$144,119

Fixed charges:
Interest expense	$63,111
Amortization of deferred financing charges	2,719
Capitalized interest	1,034

Fixed charges	66,864

Preferred unit distributions	10,506

Combined fixed charges	$77,370

Ratio of earnings to fixed charges	2.16

Ratio of earnings to combined fixed charges	1.86